November 7, 2013

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:           OverNear, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 27, 2013
File No. 333-188565

Dear Mr. Brown:

Set forth below are the responses of OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 11, 2013, relating to the above referenced Amendment No. 1 to Form S-1 Registration Statement.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Direct Offering Prospectus

General

1.           We note that your offering period may be 24 months.  Please confirm to us your understanding that throughout the offering period you will offer the securities on a continuous basis pursuant to Rule 415(a)(1)(ix).

RESPONSE:

We confirm that the securities offered for registration in the Direct Offering Prospectus will be sold on a continuous basis during the offering period pursuant to Rule 415(a)(1)(ix).

November 7, 2013

Summary, page 2

Our Business, page 2

2.           Please revise the first paragraph to state how many users you currently have.

RESPONSE:

The Company has updated the amended registration statement as requested.

Our Relationship with Innolog, page 2

3.           Please revise to state, as indicated in your response to our prior comment 4, that at the time of filing the Form 10-12G you were a wholly owned subsidiary of Innolog and that now Innolog owns 17.53% of your outstanding shares, explaining how this has occurred.

RESPONSE:

The Company has updated its disclosures in the amended registration statement as you have requested.

Risk Factors, page 5

4.           Please add a risk factor addressing risks arising from the fact that this is a best efforts offering and you have no escrow account and that this may make it easier for your creditors to attach the subscription funds.

RESPONSE:

The Company has added the risk factor entitled “There is no firm commitment to purchase any securities offered in this offering and because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor could obtain a judgment against us and attach to your subscription funds” to the amended prospectus.

If we do not retain our senior management team and key employees, page 12

5.           We note your response to our prior comment 24.  Please provide support for the reference to your expected growth in the heading or revise the heading to clarify that this growth may not occur.

RESPONSE:

The Company has clarified that the growth is “planned” and further, that such growth “may not occur” in the heading to the risk factor.

November 7, 2013

Use of proceeds, page 18

6.           Please disclose the amount of estimated proceeds that will be used to pay accrued penalties pursuant to the registration rights agreement.

RESPONSE:

The Company has clarified that none of the proceeds raised in the offering will be used to pay penalties in connection with the registration rights agreement.

Capitalization, page 20

7.           We note your response to prior comment 27.  It appears that the “as adjusted” column includes more than issuance of the common stock as the accumulated deficit amount increased $2,787,000 from the actual to adjusted column.  Please revise the “as adjusted” column to present capitalization assuming only the issuance of the common stock.

RESPONSE:

The Company has updated its disclosures in the amended registration statement as you have requested.

Management’s  Discussion  and  Analysis  of  Financial  Condition,  page  25

8.           We note your response to our prior comment 28 and reissue.  Please revise to include a plan of operations for the next twelve months and to the point of generating revenues.  In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan, and whether any additional capital will be needed.  For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities for your mobile advertising platform.  Please include a brief summary of your timeline and costs in the prospectus summary.

RESPONSE:

The Company has updated its disclosures in the amended registration statement as you have requested.

November 7, 2013

Security Ownership of Certain Beneficial Owners and Management, page 44

9.           We note the reference to Series A Preferred Stock voting rights in the second paragraph.  Please tell us why these are not also represented as a separate class in the table on page 45.

RESPONSE:

The Company has updated the Security Ownership of Certain Beneficial Owners and Management table to include a column for Series A Preferred Stock.

Resale Prospectus

Outside Cover Page of Prospectus

10.           With a view to revised disclosure please tell us why you list 18,034,786 shares of common stock here and how you arrived at that number.  We note disclosure here and in the registration fee table regarding the distribution of 10,558,896 shares and the resale of 6,420,000 shares.

RESPONSE:

The Company has updated its disclosures throughout the resale prospectus to clarify that 17,084,485 shares are being registered under the resale prospectus including (i) 10,558,896 distribution shares (provided that 105,589 of such shares (representing 1% of the distribution shares) are being registered to allow for rounding in connection with the Spin-Off) and (b) an aggregate of 6,420,000 resale shares held by the Selling Shareholders named in the resale prospectus.

The Offering, page 17

11.           We note that you retain the option to pay the distribution in cash in lieu of shares, at a price of $0.05 per share to holders of Innolog common stock that reside in some states.  Please tell us how this is consistent with your August 11, 2010 Amended and Restated Merger Agreement.  Please tell us how you arrived at this price given the offering price of $0.50 per share for the resale and primary offerings you are registering.  In addition please tell us when you will come to a decision as to whether and how you will effectuate this.  In this regard we note that you state that you expect to effect the distribution “as soon as practicable” after the date of the registration statement.

RESPONSE:

The Company’s goal is to distribute the spin-off shares in as many states as possible as soon as possible after the registration statement is declared effective, subject to the applicable state registration of the spin-off shares being both (a) commercially reasonable; and (b) approved, by the securities commission/division of each applicable state.  The Company is currently analyzing the states in which Innolog shareholders resided as of the record date for the spin-off and determining in which states the Company will register the spin-off.  The Company believes that it may be commercially unreasonable – either due to the time involved, steps required or monetary cost of registration – to register the spin-off in every state.  The Company also believes that it’s possible that some states will not approve the registration of the spin-off shares under any circumstances, either due to the Company’s financial condition, operating history, or other currently unknown issues.

November 7, 2013

While the Amended and Restated Merger Agreement did not expressly contemplate the buyout of shares in the event that the Company was unable to affect the spin-off of such shares, pursuant to applicable state securities laws, the Company may be unable to proceed with the spin-off in every applicable state under applicable law due to the reasons above.  Therefore, the Company believes it’s reasonable, and within the intent of the original parties to the merger agreement, to buyout shares which are (a) commercially unreasonable; or (b) not approved for distribution by applicable securities commissions/divisions.  The Company believes its unreasonable to ‘require’ the Company to proceed with a distribution of shares in any state in which the Company is unable to legally register the distribution of shares and which distribution would therefore be against applicable state law.

The Company believes that the buyout price of $0.05 per share is reasonable because of the fact that the shareholders who will receive cash consideration in lieu of stock will be receiving cash immediately at the time of the distribution.  Comparatively, shareholders who receive spin-off shares in the distribution will not be able to liquidate their shares or trade the shares they receive until such time, if ever, as a market develops for our stock.  Consequently, they may be required to hold the shares they receive for an indefinite period of time and may not ultimately receive anywhere close to $0.50 (or for that matter $0.05) a share for such shares, even though that is the proposed offering price of the shares as set forth in the Registration Statement.  As such, the Company believes that $0.05 per share adequately compensates shareholders who may have their shares bought out by the Company in the event the Company is required to buyout spin-off shares.

Finally, the Company does not have sufficient cash on hand to pay a buyout price of more than $0.05 per share and the Company does not believe that’s a good use of resources or time to raise additional funds, which may not be available on favorable terms, if at all, to simply allow for the buyout of shares at more than $0.05 per share.

As stated above, the Company is currently in the process of researching the various “blue sky” requirements applicable to the spin-off and plans to begin the registration process with the various states shortly after the filing of the amended registration statement.  The Company plans to complete the state registration process concurrently with the SEC’s review and to affect the distribution (and any buyouts if necessary) as soon as practicable after the date the registration is declared effective.

November 7, 2013

Description of Capital Stock, page 54

Warrants, page 56

12.           We note reference to price adjustment and anti-dilution features.  To the extent that the common shares being registered underlie warrants that have adjustment features where the exercise price adjusts if the company sells shares at a price lower than the warrant exercise price, please confirm to us your understanding that additional issuances pursuant to such warrant agreements would not be covered by Rule 416(a) and will require a separate registration statement and fee. In the alternative, and to the extent that there are such features, you may revise this registration statement to register the additional shares and pay the additional filing fee.

RESPONSE:

The Company confirms that additional issuances pursuant to such warrant agreements would not be covered by Rule 416(a) and will require a separate registration statement and fee.

Financial Statements, page F-3

13.           We note your response to prior comment 44.  ASC 915-10-15-5(c)(1) refers to entities with established operations.  As no revenue has been generated and no significant costs have been incurred since your acquisition of the personal health and wellness DVD’s in 2010, it does not appear that operating activities were established for this product line prior to your efforts to establish a new business. In light of the above, your uncertainty regarding the company’s ability to monetize the fitness DVD’s, and the impairment of all assets relating to this product line, we continue to believe that you meet the definition of a development stage entity and should provide the additional information required by paragraphs 915-205-45-2 through 45-4 for development stage entities.  Please revise.

RESPONSE:

The Company has updated its disclosures in the amended registration statement to include appropriate disclosure of, and to reflect the Company’s status as, a “development stage company”. Additionally, the Company has filed an Amended Form 10-Q for the quarter ended June 30, 2013 and an amended Form 10-K for the year ended December 31, 2012, updating the financial statements included therein with “Development Stage Company” disclosures.  Moving forward, until such time as the Company leaves the “development stage”, the Company will include “development stage” reporting and disclosures in its financial statements.

November 7, 2013

Note 2:  Summary of Significant Accounting Policies, page F-8
Software Development Costs

14.           We note per your response to prior comment 45 that the capitalized development costs only relate to the development of the mobile application; however, your critical accounting policy for software development costs on page 26 states that the capitalized development costs relate to the mobile advertising platform. Please revise your disclosure for consistency.

RESPONSE:

The Company has revised the disclosure to make clear that the capitalized software development costs were in connection with the development of a location-based social networking mobile application.

15.           You have not addressed prior comment 46.  We therefore reissue the comment in its entirety.  We note per page 30 of your Business section that you do not expect to earn revenue from the mobile tool launched in January 2013.  Please tell us how you determined it was appropriate to capitalize the development costs associated with building this application in light of the fact that you do not expect to earn revenue until you develop the web app for advertisers, and in light of your ongoing assessment of recoverability that is based on anticipated future revenues. Also in this regard, we note that your policy for amortizing these capitalized costs is computed using revenues generated by the product.  It therefore appears based on this policy that amortization will never be recorded as revenue has to be generated in order for amortization to commence, and you have stated that revenue will not be generated.  Please advise.

RESPONSE:

Development of the client-side software application and associated server-side infrastructure code implementation of our mobile networking platform was built on existing geo-location protocols and services for which technological feasibility had been established, and for which all research and development activities for components of the underlying product and processes had been completed.  Thus, we relied on FASB pronouncement 985-20-25 in capitalizing all software development costs of our mobile app and associated server-side software.  Amortization of all capitalized costs is expected to commence at such time that we record revenues.

The mobile app released to the iTunes App Store in January, 2013, was an early version (“beta”) of the contemplated product released for the purposes of gathering user feedback, data from which will be used to help shape the final product.  The Company does intend to generate revenues from its mobile application, without the requirement of developing a Web app. The Web app, when developed, will be presented as a complementary resource to facilitate an alternative method for advertisers to access their accounts.  We expect to start generating revenues from our mobile app by the end of the second quarter of 2014, at which time we plan to charge businesses a monthly subscription fee ranging from $49 to $99 per month to advertise on our platform.  Because our mobile application and associated networking platform is designed to reach highly targeted audiences with more relevant content, we believe we will be successful in obtaining customers who are willing to pay our subscription fees.

November 7, 2013

Condensed Balance Sheet –  June 30, 2013, page F-19

16.           Please tell us the nature of the additional $211,111 of capitalized development costs recorded during the six months ended June 30, 2013.

RESPONSE:

The additional capitalized costs in the amount of $211,111 were for the ongoing software development of the Company’s mobile application.  The costs incurred relate to services rendered by consultants for client-side iOS development, server-side core development, engineering, and testing. See also the response to question #15 above.

Condensed Statement of Operation –  June 30, 2013, page F-20

17.           We note the required $6,250 monthly payment relating to the accounts payable settlement.  Please tell us and disclose the additional components that comprise the amounts recorded for “gain (loss) on settlement and write-off of accounts payable and forgiveness of debt” recorded in the three months ended June 30, 2013, and the six months ended June 30, 2013.

RESPONSE:

The additional components that comprise the amounts recorded for “gain (loss) on settlement and write-off of accounts payable and forgiveness of debt” during the three months ended June 30, 2013, relate to legacy accounts payable to two law firms of the predecessor entity uKarma.  The amount written off resulted in a gain of $22,541, which breaks down as follows: $10,014 with Loeb & Loeb and $12,500 with Steckbauer Wenhart Jafffe LLP. During the six months ended June 30, 2013, the Company entered into settlements with two service providers which resulted in a loss of $(68,444), which breaks down as follows: $66,226 for the law firm of Richardson and Patel and $2,218 for Industrial Strength Development. See also footnote 9 for revised disclosure in the condensed financial statements for the six months ended June 30, 2013.

Exhibit Index, page II-8

18.           We note that you have removed reference to an escrow agent from your prospectus.  Please tell us why you list an escrow agreement to be filed as exhibit 10.16.

RESPONSE:

We have revised the exhibit table in the updated amended registration statement to remove the reference to the escrow agreement.

November 7, 2013

Sincerely,

OVERNEAR, INC.

/s/ Fred E. Tannous
Fred E. Tannous Chief Executive Officer